EXHIBIT 99. 3

Michigan Commerce Bancorp Limited
Nominating/Corporate
Governance Committee Charter

By resolution adopted by the Board of Directors (the “Board”) of Michigan Commerce Bancorp Limited (the “Company”), the Board has established a Governance Committee (the “Committee”). This Charter sets forth the purpose, composition, responsibilities and processes of the Committee. At least annually, the Committee shall review the adequacy of this Charter and seek its re-approval by the Board.

A.   Purpose.  The purposes of the Committee are: (1) to assist the Board in fulfilling its oversight responsibilities with respect to matters relating to the interests of the shareholders of the Company and the Company’s relationships to the community at large; (2) to identify individuals qualified to become Board members and to recommend that the Board select director nominees for the next annual meeting of shareholders; and (3) to develop and recommend to the Board a set of governance principles applicable to the Company.

B.   Composition.  The Committee shall be comprised of at least three members of the Board and no members of the Committee shall be employees of the Company. Each member of the Committee will be a director who would be considered independent pursuant to the rules of The Nasdaq Stock Market. The Committee shall meet as often as the Committee determines, but not less frequently than twice each year.

C.   Responsibilities and processes.

External Affairs

The Committee shall:

1.           Be responsible for, and exercise general oversight over, corporate governance policy matters that are related to the interests of the shareholders of the Company.

2.           Exercise general oversight over the Company’s external activities, including, but not limited to, governmental relations, charitable contributions and public benefit programs.

Governance and Nominating

The Committee shall:

3.           Review and make recommendations to the Board regarding the Board’s size, composition and structure.

4.           Review and make recommendations from time to time to the Board regarding the nature and duties of Board committees, including: (a) committee member qualifications;(b) committee member appointment and removal; (c) committee structure and operations (including authority to delegate to subcommittees); and (d) committee reporting to the Board.

5.           Recommend to the Board the names of qualified persons to be nominated for election or re-election as directors and the names of the members, alternates and chairperson of each Board committee. In carrying out its responsibilities under this paragraph, the Committee shall have sole authority to retain and terminate any search firm to be used to identify director candidates, including sole authority to approve the search firm’s fees and other retention terms.

6.           Recommend any retirement policies for directors.

7.           Consider from time to time the overall relationship of members of the Board and management.

8.           Consider matters respecting corporate governance and responsibility raised by the Board, members of Company management, shareholders and third parties.

9.           Review, at least annually, the Corporate Governance Principles attached to this Charter in light of industry and Company developments and recommend such changes as the Committee deems appropriate.

10.         Receive comments from all directors and report annually to the Board with an assessment of the performance of the Board and the Committees thereof.

D.   Performance evaluation. The Committee will annually review its own performance.

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